Exhibit 99.2

Vitru Limited

Unaudited interim

condensed consolidated

financial statements

September 30, 2023

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

	Note	September 30, 2023	December 31, 2022
ASSETS

CURRENT ASSETS
Cash and cash equivalents	6	20,018	47,187
Short-term investments	6	486,046	26,389
Trade receivables	7	264,211	224,128
Income taxes recoverable		5,145	6,994
Prepaid expenses	9	29,165	20,010
Receivables from hub partners	10	25,324	31,979
Other current assets		23,607	14,853
TOTAL CURRENT ASSETS		853,516	371,540

NON-CURRENT ASSETS
Trade receivables	7	48,854	47,012
Indemnification assets		18,291	9,853
Deferred tax assets	8	226,003	203,043
Receivables from hub partners	10	56,829	48,117
Other non-current assets		25,100	6,903
Right-of-use assets	11	354,333	350,393
Property and equipment	12	195,057	194,575
Intangible assets	13	4,372,124	4,427,643
TOTAL NON-CURRENT ASSETS		5,296,591	5,287,539

TOTAL ASSETS		6,150,107	5,659,079

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

Consolidated Balance Sheet

	Note	September 30, 2023	December 31, 2022
LIABILITIES

CURRENT LIABILITIES
Trade payables		87,993	99,697
Loans and financing	14	289,177	131,158
Lease liabilities	11	51,595	51,310
Labor and social obligations	15	131,012	43,105
Payables from acquisition of subsidiaries	16	532,209	-
Taxes payable		15,258	16,006
Prepayments from customers		53,749	43,606
Other current liabilities		1,642	7,484
TOTAL CURRENT LIABILITIES		1,162,635	392,366

NON-CURRENT
Trade payables		2,355	-
Loans and financing	14	1,558,725	1,489,088
Lease liabilities	11	277,890	272,029
Payables from acquisition of subsidiaries	16	-	507,361
Taxes payable		10,965	-
Provisions for contingencies	17	38,870	29,182
Deferred tax liabilities	8	741,520	773,394
Share-based compensation	5	7,650	19,805
Other non-current liabilities		23,003	1,465
TOTAL NON-CURRENT LIABILITIES		2,660,978	3,092,324

TOTAL LIABILITIES		3,823,613	3,484,690

EQUITY	18
Share capital		8	8
Capital reserves		2,066,141	2,054,527
Retained earnings		260,345	119,854
TOTAL EQUITY		2,326,494	2,174,389

TOTAL LIABILITIES AND EQUITY		6,150,107	5,659,079

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three and nine months periods ended September 30 2023 and 2022.

(In thousands of Brazilian Reais, except earnings per share)

Consolidated Statement of lncome

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Note	2023	2022	2023	2022
NET REVENUE	22	487,965	400,827	1,453,684	886,633

Cost of services rendered	23	(167,546)	(168,859)	(494,401)	(351,909)

GROSS PROFIT		320,419	231,968	959,283	534,724

General and administrative expenses	23	(76,800)	(38,262)	(191,859)	(122,975)
Selling expenses	23	(93,212)	(69,604)	(262,083)	(159,402)
Net impairment losses on financial assets	7	(51,138)	(41,565)	(178,489)	(105,898)
Other income (expenses), net	24	(2,223)	(2,805)	(2,933)	(1,827)
Operating expenses		(223,373)	(152,236)	(635,364)	(390,102)

OPERATING PROFIT		97,046	79,732	323,919	144,622

Financial income	25	21,077	19,574	45,744	49,052
Financial expenses	25	(86,753)	(90,833)	(250,060)	(167,573)
Financial results		(65,676)	(71,259)	(204,316)	(118,521)

PROFIT BEFORE TAXES		31,370	8,473	119,603	26,101

Current income taxes	8	(16,644)	(5,844)	(33,946)	(13,488)
Deferred income taxes	8	(17,511)	33,177	54,834	67,990
Income taxes		(34,155)	27,333	20,888	54,502

NET INCOME (LOSS) FOR THE PERIOD		(2,785)	35,806	140,491	80,603

Other comprehensive income (loss)		-	-	-	-

TOTAL COMPREHENSIVE INCOME (LOSS)		(2,785)	35,806	140,491	80,603

Basic earnings per share (R$)	19	(0.08)	125	4.16	3.13
Diluted earnings per share (R$)	19	(0.08)	113	3.94	2.89

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statement of changes in equity for the nine months period ended September 30, 2023 and 2022.

(In thousands of Brazilian Reais)

Consolidated Statement of Changes in Equity

		Capital reserves
	Share capital	Additional paid-in capital	Share-based compensation	Treasury Shares	Retained earnings	Total
DECEMBER 31, 2021	6	1,030,792	8,796	-	26,534	1,066,128

Profit for the period	-	-	-	-	80,603	80,603
Issuance of shares for business combination	2	560,544				560,546
Employee share program						-
Capital contributions		18,329				18,329
Issue of shares to employees		17,770	(17,770)	-		-
Value of employee services	-	-	21,471	-	-	21,471

SEPTEMBER 30, 2022	8	1,627,435	12,497	-	107,137	1,747,077

DECEMBER 31, 2022	8	2,041,564	12,963	-	119,854	2,174,389

Profit for the period	-	-	-	-	140,491	140,491
Treasury Shares	-	-	-	(5,332)		(5,332)
Employee share program	-	-	-	-	-	-
Capital contributions	-	10,397	-	-	-	10,397
Issue of shares to employees	-	5,083	(5,083)	-	-	-
Value of employee services	-	-	6,549	-	-	6,549
SEPTEMBER 30, 2023	8	2,057,044	14,429	(5,332)	260,345	2,326,494

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statement of cash flows for the nine months period ended September 30 2023 and 2022.

(In thousands of Brazilian Reais)

Consolidated Statement of Cash Flows

		Nine Months Ended September 30,
	Note	2023	2022
Cash flows from operating activities
Profit before taxes		119,603	26,101
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	11 / 12 / 13	156,669	98,007
Net impairment losses on financial assets	7	178,489	105,898
Provision for revenue cancellation	7	928	616
Provision for contingencies	17	5,908	2,930
Accrued interests		227,564	147,950
Share-based compensation	20	(5,034)	(1,743)
Loss on sale or disposal of non-current assets	12 / 13	38,481	2,246
Modification of lease contracts		-	(554)
Changes in operating assets and liabilities:
Trade receivables		(221,342)	(154,484)
Prepayments		(9,155)	(1,028)
Other assets		(26,177)	(5,425)
Trade payables		(9,349)	21,576
Labor and social obligations		87,907	34,780
Other taxes payable		10,217	(234)
Prepayments from customers		10,143	9,095
Other payables		15,696	(2,160)
Cash from operations		580,548	283,571

Income tax paid		(32,097)	(16,061)
Interest paid	11 / 14 / 16	(154,977)	(19,391)
Contingencies paid		(7,734)	(3,404)
Net cash provided by operating activities		385,740	244,715

Cash flows from investing activities
Purchase of property and equipment	12	(26,925)	(23,131)
Purchase and capitalization of intangible assets	13	(59,415)	(27,907)
Payments for the acquisition of interests in subsidiaries, net of cash	16	-	(2,200,823)
Acquisition of short-term investments, net		(459,657)	189,621
Net cash used in investing activities		(545,997)	(2,062,240)

Cash flows from financing activities
Payments of lease liabilities	11	(51,567)	(10,010)
Proceeds from loans and financing , net of transaction costs		179,590	1,905,851
Costs related to future issuances	9	-	16,815
Capital contributions net of treasury shares		5,065	18,329
Net cash provided by financing activities		133,088	1,930,985

Net increase (decrease) in cash and cash equivalents		(27,169)	113,460

Cash and cash equivalents at the beginning of the period		47,187	75,587
Cash and cash equivalents at the end of the period		20,018	189,047
		(27,169)	113,460

See Note 26 for the main transactions in investing and financing activities not affecting cash.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

1.	Corporate information

Vitru Limited (“Vitru”) and its subsidiaries (collectively, the “Company” or “Group”) is a holding company incorporated under the laws of the Cayman Islands on March 05, 2020 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations exchange (NASDAQ) under the ticker symbol “VTRU”.

Until the contribution of Vitru Brasil shares to Vitru Limited, in September 2020, Vitru Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Vitru Limited’s consolidated financial information substantially reflect the operations of Vitru Brasil, which contained only Uniasselvi's operations on the date of the corporate restructuring for the IPO and today, after the business combination carried out last year, also contains Unicesumar's operations.

Vitru is a holding company jointly controlled by Vinci Partners, through the investments funds “Vinci Capital Partners II FIP Multiestratégia”, “Agresti Investments LLC”, “Botticelli Investments LLC”, Caravaggio Investments LLC”,  Raffaello Investments LLC”, the SPX Carlyle Group, through the investment fund “Mundi Holdings I LLC”, “Mundi Holdings II LLC”, Neuberger Berman, through the investment fund “NB Verrochio LP”, and Crescera, through the investment fund “Crescera Growth Capital Master V Fundo de Investimento em Participações Multiestratégia”, and “Crescera Growth Capital Coinvestimento III Fundo de Investimento em Participações Multiestratégia”.

The Company is principally engaged in providing educational services in Brazil, mainly undergraduate and continuing education courses, presentially through campuses, or via distance learning, through 2,389 (December 31, 2022 –2,170) learning centers (“hubs”) across the country.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on November, 7th, 2023.

As of September 30, 2023, the Company short-term liabilities are R$ 309,119 higher than its short-term assets, hence presenting a negative net working capital position. The Group's capital structure was impacted by its growth strategy, both organically and through acquisitions, in particular the acquisition of Unicesumar.

The Company is confident in its ability to keep serving its operational and financial responsibilities, given the resilience of its business model, the robust generation of operational cash flow, the strength of its credit capacity and its strong relationship with top-tier banks, including approved and available credit lines.

1.1.Significant events during the period

a)	Seasonality

The distance learning undergraduate courses are structured around separate monthly modules. This enables students to enroll in distance learning courses at any time during a semester. Despite this flexibility, generally a higher number of enrollments in distance learning courses occurs in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, there is a higher number of enrollments at the beginning of the first semester of each year than at the beginning of the second semester of each year. In order to attract and encourage potential new students to enroll in undergraduate courses later in the semester, the Group often offers discounts, generally equivalent to the number of months that have passed in the semester. As a result, given revenue from semiannual contracts are recorded over the time in a semester, revenue is generally higher in the second and fourth quarters of each year, as additional students enroll in later in the semester. Revenue is also higher later in the semester due to lower dropout rates during that same period.

b)	Share-based compensation (Note 20)

In the period between February and September 2023, Stock Options Program (SOP) participants exercised 138,986 share options. The impact caused by this operation was a reversal of R$ 12,155 in liabilities and a constitution of reserve in equity of R$ 2,321, which is included in the amount of R$ 5,083 on the Statements of Changes in Equity. The capital contribution from the participants (exercise price) was R$ 10.397.

c)	Issuance of debenture (Note 14)

On May 5th, 2023, the Company issued a new series of debentures through its subsidiary Vitru Brasil, in the amount of R$ 190,000 comprising 190,000 bonds maturing between May 2025 and May 2028 The nominal value of the bonds is R$ 1,000.00.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

2.	Basis of preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements of the Group as of September 30, 2023, and for the three and nine months ended September 30, 2023 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The information does not meet all disclosure requirements for the presentation of full annual consolidated financial statements and thus should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2022, prepared in accordance with International Financial Reporting Standards (“IFRS”).

The accounting policies adopted are consistent with those of the previous fiscal year and corresponding interim reporting period. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

There were no changes since December 31, 2022 in the accounting practices adopted for consolidation and in the direct and indirect interests of the Company in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements.

2.1.Significant accounting estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2022.

2.2.Financial instruments risk management objectives and policies

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements; they should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2022. There have been no changes in the risk management department or in any risk management policies since the year-end.

3.	Business combinations

On August 23, 2021, we entered into a purchase agreement with the shareholders of CESUMAR - Centro de Ensino Superior de Maringá Ltda, or “Unicesumar”, to acquire the entire share capital of Unicesumar transaction. The transaction was closed on May 20, 2022 (transaction date), when the consideration provided for in the purchase and sale agreement was transferred and control of Unicesumar was transferred to the Company, after usual precedent conditions, which included appreciation by a antitrust regulatory agency and other regulatory approvals.

Unicesumar is a leading and fast-growing higher education institution in Brazil focused on the distance learning market, founded 30 years ago in Maringá - Paraná. At acquisition date Unicesumar had 999 hubs and approximately 331 thousand students, of which 314 thousand are in digital education. Unicesumar also has significant on-site courses in the health area, mainly Medicine, with more than 1,600 students in the 348 courses.

The acquisition was accounted for using the acquisition method where the consideration transferred and the identifiable assets and liabilities acquired were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

ASSETS	494,439
Cash and cash equivalents	62,017
Trade receivables	78,929
Financial assets	62,385
Income taxes recoverable	3,617
Prepaid expenses	3,918
Deferred tax assets	17,580
Other assets	4,984
Right-of-use assets	170,980
Property and equipment	78,096
Intangible assets	11,933
LIABILITIES	357,389
Trade payables	70,067
Lease liabilities	171,829
Labor and social obligations	37,781
Income taxes payable	11,556
Prepayments from customers	17,731
Dividends	30,000
Provisions for contingencies	12,510
Other liabilities	5,915
Total acquired net assets at book value	137,050
Total identifiable net assets at fair value	1,516,987
Purchase consideration	3,210,373
Goodwill arising on acquisition	1,556,336

Purchase consideration

The total of consideration transferred was calculated based on the terms of the agreement with the former owners of Unicesumar shares, they received cash and Vitru Ltd shares just like determined in the terms of the business combination agreement.

The consideration consists of R$ 2,688,181 paid in cash, 7,182 thousand Vitru’s Shares, of which 5,387 thousand were issued on the Closing Date and 1,795 thousand of which 898 thousand have been retained for a period of 3 years and 897 thousand have been retained for a period of 6 years (“holdback period”), and a contingent consideration where an additional of R$ 1,000 will be paid for each new license to operate medical courses get in the next 5 years, with a maximum value of R$ 50,000:

Purchase consideration	3,210,373%
Cash payable at the acquisition date	2,162,500	67.36%
Payable after 12 months (i)	456,721	14.23%
Contingent consideration (ii)	30,608	0.95%
Payable through the issuance of new Vitru shares	560,544	17.46%

(i) In September, 2022, there was a contractual amendment in the amount of R$ 73,134 and the payment period was changed from 12 months to 24 months.

(ii) The contingent consideration was estimated through a technical analysis by an education professional in the area of medicine, which     concluded that it is possible to authorize 40 additional licenses by the MEC according to the proportion of new license to operate medical courses available in the region of Corumbá in the period of 5 years. The amount of 30,608 recognized corresponds to the present value of the authorization of 40 additional license in the next 5 years.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

Goodwill allocation

Fair value adjustments	1,516,987
Customer relationships (i)	294,525
Brand (ii)	352,189
Non-compete agreement (iii)	272,416
Software (iv)	33,379
Teaching-learning material (TLM) (v)	26,584
Operation licenses for distance learning (vi)	1,206,641
Leasing contracts (vii)	57,278
Licenses to operate medical courses (viii)	55,454
Deferred taxes	(781,479)
Goodwill	1,556,336
Total acquired net assets at book value	137,050
Total fair value of the identifiable net assets + goodwill	3,210,373

The assumptions, critical judgments, methods and hypotheses used by the Company to determine the fair value of the intangible assets identified in the business combination were as follows:

i.	Customer relationships: Valued using the MEEM method (“Multi-period Excess Earnings Method”), which is based on a calculation of discounting cash flows from future economic benefits attributable to the customer base, net of eliminations of the implied contribution obligations. The remaining useful life of the customer base was estimated by analyzing the average duration of courses of each segment.

The main assumptions used in assessing the customer relationships were:

a.	Revenue: Projected in accordance with historical data obtained by the Company, and expectations observed in competition tendencies related to course offering and geographic coverage.
b.	Costs and expenses: Projected in accordance with historical data obtained by the Company and expectations of normalization of the operating margin in the long term and operating synergies to be realized by the merger of Unicesumar’s operations within the Company.
c.	Tax rate: 34%, pursuant to Brazilian tax legislation; and
d.	After-tax discount rate: the after-tax discount rate was applied properly on each Cash Generating Unit (“CGU”), due to their differences in regards to risk assessment and each CGU’s discount rate.
ii.	Brand: Valued using the Relief from Royalty method. The method determines the value of an intangible asset based on the value of hypothetical royalty payments that would be saved through owning the asset, compared to licensing the asset to a third party. It involves the estimation of generating future cash flows to the business for the greatest possible deadline.

The main assumptions used in assessing the brand were:

a.	Remaining useful life: Adopted as the point where the discounted cash flows reach 90% of the total projected value.
b.	Royalties’ percentage: Estimated as 3.48%, but applied for each segment, depending on the expected margin of each CGU.
iii.	Non-Compete Agreement: Valued using the With-or-Without method. This method uses the profit or loss originated from the projection of the business as a whole.

The main assumptions used in assessing the brand were:

a.	Revenue: Considers a revenue loss for the first 4 years. For the following years, it’s expected that the sellers are already part of the market.
b.	Competition probability: Different assumptions for each CGU:

• Digital and Continuing Education – 85% due to the relative easiness to reach the student (virtually).

• On-Campus Undergraduate Courses – 50%, due to the necessity of a more robust physical structure to accommodate the students.

iv.	Software: Valued using the Replacement Cost method. Management estimated the costs related to the development of systems with similar characteristics using providers external to Unicesumar. Because it is an auxiliary asset in generating cash from other intangible assets when applying the MEEM approach (in this case, only Customer Relationships), through the Costs of Contributing Assets.

The main assumptions used in assessing the software were:

a.	Remaining useful life: 5 years.
b.	Taxes: Applied the effective average rate of income taxes for the Company.
v.	Teaching-Learning Material: Valued using the Replacement Cost method. Management estimated the costs related to the development of similar products, as well as the degree of obsolescence (75)%. Because it is an auxiliary asset in generating cash

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

from other intangible assets when applying the MEEM approach (in this case, only Customer Relationships), through the Costs of Contributing Assets.

The main assumptions used in assessing the teaching-learning material were:

a.	Remaining useful life: 3 years.
b.	Taxes: Applied the effective average rate of income taxes for the Company.
vi.	Operation licenses for distance learning: Valued using the With-or-Without method. This method uses the profit or loss originated from the projection of the business as a whole.

The main assumptions used in assessing the operation licenses for distance learning were:

a.	Discount rate: The applied discount rate was WACC for each CGU.
b.	Estimated useful life: It’s assumed that the effects of not relying on the operation licenses from the beginning, having the need to construct the network, will be seen indefinitely.
c.	Operation: The operating licenses is given through authorization, that gives to Unicesumar the right to operate in a determined geographical area, which, in some cases, comes through a local partner. However, each authorization allows Unicesumar to change partner in each area, if necessary, substituting the structure for an equivalent one. Partners are not attached to the authorizations.
vii.	Leasing contracts: Valued using the Cost Savings method, that consists of calculating the savings measured by the Company, corrected by the duration of the contract by a discount rate.

The main assumptions used in assessing the leasing contracts were:

a.	After-tax discount rate: the after-tax discount rate was applied properly on each Cash Generating Unit (“CGU”), due to their differences regarding risk assessment and each CGU’s discount rate.
b.	Remaining useful life: Based on the duration of the leasing contract: 20 years.
viii.	Licenses to operate medical courses: Valued using the Income Approach method, with an emphasis on marginal fluctuations to the projected CGUs.

The main assumptions used in assessing the licenses to operate medical courses include the initial process of enrolling a student (duration, new students, evasion, graduation), amount of the course, profitability, investments and working capital, as well as growth in perpetuity.

The goodwill amount is based mainly on the workforce and its synergies from academic, commercial, and costs perspectives, considering that we are adding up the 15-year experience and track-record of both institutions as leading players in Digital Education, which is allowing us to improve even further the high-quality services to our students and to sustain our differentiated academic delivery.

Acquisition of Rede Enem

On September 1, 2022, the Company acquired 100% of the share capital of Rede Enem Serviços de Internet Ltda through its subsidiary Vitru Brasil Empreendimentos, Participações e Comércio e S.A. or “Vitru Brasil”. Rede Enem it’s a platform that provides free content through an ecosystem that includes blogs, free preparatory courses, and social media profiles. The aggregate purchase price of R$ 1,400 was paid in cash at the closing date. The following table presents the assets acquired and liabilities assumed at book value in the business combination:

ASSETS	90
Cash and cash equivalents	23
Trade receivables	32
Other assets	7
Property and equipment	28
LIABILITIES	97
Loans and financing	12
Labor and social obligations	41
Prepayments from customers	25
Other liabilities	19
Total acquired net assets at book value	(7)
Purchase consideration	1,400
Goodwill arising on acquisition	1,407

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

4.	Segment reporting

Segment information is presented consistently with the internal reports provided to the Senior management team, consisting of the chief executive officer, the chief financial officer and other executives, which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company’s strategic decisions.

In reviewing the operational performance of the Company and allocating resources, the CODM reviews selected items of the statement of profit or loss and of comprehensive income, based on relevant financial data for each of the Company’s operating segments, represented by the Company’s main lines of service from which it generates revenue, as follows:

●	Digital education undergraduate courses
●	Continuing education courses
●	On-campus undergraduate courses

Segment performance is primarily evaluated based on net revenue and on adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA). The Adjusted EBITDA is calculated as operating profit plus depreciation and amortization plus interest received on late payments of monthly tuition fees and adjusted by the elimination of effects from share-based compensation plus/minus exceptional expenses. General and administrative expenses (except for intangible assets’ amortization and impairment expenses), finance results (other than interest on tuition fees paid in arrears) and income taxes are managed on a Company’s consolidated basis and are not allocated to operating segments.

There were no inter-segment revenues in the period ended September 30, 2023 and 2022. There were no adjustments or eliminations in the profit or loss between segments.

The CODM do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and all the assets, liabilities and results are located in Brazil.

a)	Measures of performance

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Three Months Ended September 30,	courses	courses	courses	Total allocated
2023
Net revenue	339,254	29,906	118,805	487,965
Adjusted EBITDA	135,828	18,719	58,526	213,073
% Adjusted EBITDA margin	40.04%	62.59%	49.26%	43.67%

2022
Net revenue	282,486	20,860	97,481	400,827
Adjusted EBITDA	113,890	11,415	42,237	167,542
% Adjusted EBITDA margin	40.32%	54.72%	43.33%	41.80%

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Nine Months Ended September 30,	courses	courses	courses	Total allocated
2023
Net revenue	1,045,404	79,029	329,251	1,453,684
Adjusted EBITDA	441,309	45,839	159,571	646,719
% Adjusted EBITDA margin	42.21%	58.00%	48.46%	44.49%

2022
Net revenue	682,383	49,037	155,213	886,633
Adjusted EBITDA	277,352	28,947	62,292	368,591
% Adjusted EBITDA margin	40.64%	59.03%	40.13%	41.57%

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

The total of the reportable segments’ net revenues represents the Company’s net revenue. A reconciliation of the Company’s income / (expense) before taxes to the allocated Adjusted EBITDA is shown below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Income/(expenses) before taxes	31,370	8,473	119,603	26,101
(+) Financial result	65,676	71,259	204,316	118,521
(+) Depreciation and amortization	50,727	51,900	156,669	98,007
(+) Interest on tuition fees paid in arrears	6,831	9,351	20,393	19,997
(+) Share-based compensation plan	(3,609)	(9,576)	(5,034)	(1,743)
(+) Other income (expenses), net	2,223	2,805	2,933	1,827
(+) Restructuring expenses	2,745	8,618	16,268	20,122
(+) M&A and Offering Expenses (i)	29,387	733	41,198	25,085
(+) Unallocated Operational expenses	27,723	23,979	90,373	60,674
Adjusted EBITDA allocated to segments	213,073	167,542	646,719	368,591

(i) M&A and Offering Expenses for the three and nine months period ended September 2023 include earn-out provisions of R$ 28,667 regarding Unicesumar business combination.

b)	Other profit and loss disclosure

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Three Months Ended September 30,	courses	courses	courses	Unallocated	Total
2023
Net impairment losses on financial assets	47,744	3,404	(10)	-	51,138
Depreciation and amortization	14,272	1,041	29,731	5,683	50,727
Interest on tuition fees paid in arrears	5,944	323	564	-	6,831

2022
Net impairment losses on financial assets	34,410	2,345	4,810	-	41,565
Depreciation and amortization	15,067	610	19,214	17,009	51,900
Interest on tuition fees paid in arrears	6,120	276	2,955	-	9,351

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Nine Months Ended September 30,	courses	courses	courses	Unallocated	Total
2023
Net impairment losses on financial assets	158,374	10,786	9,329	-	178,489
Depreciation and amortization	67,573	2,796	66,802	19,498	156,669
Interest on tuition fees paid in arrears	17,666	891	1,836	-	20,393

2022
Net impairment losses on financial assets	88,246	6,534	11,118	-	105,898
Depreciation and amortization	40,101	967	30,171	26,768	98,007
Interest on tuition fees paid in arrears	14,870	736	4,391	-	19,997

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

5.	Fair value measurement

As of September 30, 2023, the Company has only Share-based compensation liabilities measured at fair value, in the amount of R$ 7,650, which are classified in Level 3 of fair value measurement hierarchy given significant unobservable inputs used.

There were no transfers between Levels during the nine months ended September 30, 2023.

The following table presents the changes in level 3 items for the nine months ended September 30, 2023 and 2022 for recurring fair value measurements:

	Share-based compensation
	2023	2022
At the beginning of the year	19,805	52,283
Adjusted through profit and loss – general and administrative	(12,155)	(23,274)
As of September 30,	7,650	29,009

The Company assessed that the fair values of financial instruments at amortized cost such as cash and cash equivalents, short-term investments, current trade receivables and trade payables approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities, accounts payable from acquisition of subsidiaries and loans and financing have their carrying amount adjusted by their respective effective interest rate in order to be presented as close as possible to its fair value.

6.	Cash and cash equivalents and short-term investments

	September 30,	December 31,
	2023	2022
Cash equivalents and bank deposits in foreign currency (i)	2,293	12,057
Cash and cash equivalents (ii)	17,725	35,130
	20,018	47,187

Investment funds (iii)	486,046	26,389

(i) Short-term deposits maintained in U.S. dollar.

(ii) Cash equivalents are comprised of short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

(iii) Short-term investments, increased by the proceeds from the debentures, correspond to financial investments in Investment Funds, with highly rated financial institutions. As of September 30, 2023, the average interest on these Investment Funds is 12.37% p.a., corresponding to 124.70% of CDI. Despite the fact these investments have high liquidity and have insignificant risk of changes in value, they do not qualify as cash equivalents given the nature of investment portfolio and their maturity. Due to the short-term nature of these investments, their carrying amount is the same as their fair value.

7.	Trade receivables

	September 30,	December 31,
	2023	2022
Tuition fees	471,074	410,393
FIES and UNIEDU Guaranteed Credits	39,396	27,710
PEP - Special Installment Payment (i)	12,560	22,365
CREDIN - Internal Educational Credit (ii)	39,781	29,170
Provision for revenue cancellation	(7,440)	(6,512)
Allowance for expected credit losses of trade receivables	(242,306)	(211,986)
Total trade receivables	313,065	271,140

Current	264,211	224,128
Non-current	48,854	47,012
(i)	In 2015, a special private installment payment program (PEP) was introduced to facilitate the entry of students who could not qualify for FIES, due to changes occurred to the program at the time. These receivables bear interests of 1.34% and, given the long term of the installments, they have been discounted at an interbank rate of 2.76%.
(ii)	CREDIN is an installment payment program from Unicesumar where the undergraduate students receive a deduction from gross “tuition” The deduction is based on a fixed percentage determined at the beginning of the contract and, after graduation, the students

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

pay back the deduction applied during the student’s undergraduate program, by applying the same percentage on the current value of tuition.

The aging list of trade receivables is as follows:

	September 30,	December 31,
	2023	2022
Receivables falling due	170,909	99,088

Receivables past due
From 1 to 30 days	55,955	59,718
From 31 to 60 days	32,723	44,827
From 61 to 90 days	24,010	47,174
From 91 to 180 days	107,587	85,358
From 181 to 365 days	171,627	153,473
Provision for revenue cancellation	(7,440)	(6,512)
Allowance for estimated credit losses	(242,306)	(211,986)
	313,065	271,140

Cancellations consist of deductions of the revenue to adjust it to the extension it is probable that it will not be reversed, generally related to students that have not attended classes and do not recognize the service provided or are dissatisfied with the services being provided. A provision for cancellation is estimated using the expected value method, which considers accumulated experience and is updated at the end of each period for changes in expectations.

Changes in the Company’s revenue cancellation provision are as follows:

2023
At the beginning of the year	(6,512)
Additions	(17,220)
Reversals	16,292
As of September 30,	(7,440)

The Company records the allowance for expected credit losses of trade receivables on a monthly basis by analyzing the amounts invoiced in the month, the monthly volume of receivables and the respective outstanding amounts by late payment range, calculating the recovery performance. Under this methodology, the monthly billed amount and each late payment range is assigned a percentage of probability of loss that is accrued for on a recurring basis.

When the delay exceeds 365 days, the receivable is written-off. Even for written-off receivables, collection efforts continue, and their receipt is recognized directly in the statement of profit or loss, when incurred, as recovery of losses.

Changes in the Company’s allowance for expected credit losses are as follows:

2023
At the beginning of the year	(211,986)
Write-off of uncollectible receivables	144,718
Reversal	8,666
Allowance for expected credit losses	(183,704)
As of September 30,	(242,306)

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

8.	Current and deferred income tax
a)	Reconciliation of income tax in the statement of profit or loss

Income taxes differs from the theoretical amount that would have been obtained by using the nominal income tax rates applicable to the income of the Company entities, as follows:

	Nine Months Ended September 30,
	2023	2022
Earnings before taxes	119,603	26,101
Statutory combined income tax rate - %	34%	34%
Income tax at statutory rates	(40,665)	(8,874)

Income exempt from taxation - ProUni benefit (i)	127,668	69,713
Unrecognized deferred tax asset on tax losses (ii)	(59,835)	(1,377)
Difference on tax rates from offshore companies (iii)	(2,446)	1,348
Non-deductible expenses	(3,582)	(6,132)
Other	(252)	(176)
Total income tax and social contribution	20,888	54,502
Effective tax rate - %	(17)%	(209)%

Current income tax expense	(33,946)	(13,488)
Deferred income tax income	54,834	67,990

(i) The University for All Program - ProUni, establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for higher education institutions that provide full and partial scholarships to low-income students enrolled in traditional undergraduate and technological undergraduate programs. The Company's higher education companies are included in this program.

(ii) The Company had unused tax loss carryforwards and temporary differences previously unrecognized. Given the continuous growth in Continuing Education activities and changes to the structure of its operations, the Company reviewed previously unrecognized tax losses and temporary differences, determining that it is now probable that taxable profits will be available, the tax losses can be utilized and temporary differences can be realized, and that are now expected to be used and realized until 2033.

(iii) Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to all Company’s subsidiaries, operating entities in Brazil.

b)	Deferred income tax

	Balance sheet		Profit or loss
	September 30,	December 31,	September 30,	September 30,
	2023	2022	2023	2022
Tax loss carryforward	110,890	93,242	17,648	49,864
Allowance for expected credit losses	82,384	59,739	22,645	8,397
Labor provisions	2,601	2,303	298	(6,883)
Lease contracts	8,448	7,147	1,301	182
Provision for revenue cancellation	2,530	990	1,540	208
Provision for contingencies	6,997	923	6,074	356
Other provisions	12,153	38,699	(26,546)	49
Total	226,003	203,043	22,960	52,173

Deferred tax assets	226,003	203,043

	Balance sheet		Profit or loss
	September 30,	December 31,	September 30,	September 30,
	2023	2022	2023	2022
Intangible assets on business combinations	(741,520)	(773,394)	31,874	15,817
Total	(741,520)	(773,394)	31,874	15,817

Deferred tax liabilities	(741,520)	(773,394)

The above deferred taxes were recorded at the nominal rate of 34%. Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however tax loss carryforwards can only be used to offset up to 30% of taxable profit for the year.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

9.	Prepaid expenses

	September 30,	December 31,
	2023	2022
Costs related to future issuances	9,265	8,514
Prepayments to employees	1,675	-
Prepayments to suppliers	8,226	4,303
Prepayments to hub partners	6,327	5,109
Software licensing	1,918	389
Insurance	290	208
Others	1,464	1,487
Prepaid expenses	29,165	20,010

10.	Receivables from hub partners

The receivables from hub partners are amounts of cash transferred to hub partners centers as follows:

	September 30, 2023	December 31, 2022
Credit to hub partners – distance learning centers	88,159	82,650
Allowance for expected credit losses	(6,006)	(2,554)
Receivables from hub partners	82,153	80,096

Current	25,324	31,979
Non-current	56,829	48,117

11.	Leases

Set out below, are the carrying amounts of the Company’s right-of-use assets related to buildings used as offices and hubs and lease liabilities and the movements during the period:

	Right-of-use assets	Lease Liabilities
	2023	2023
As of December 31, 2022	350,393	323,339

New contracts	8,262	8,262
Re-measurement by index (i)	36,453	36,453
Lease modification (ii)	12,998	12,998
Depreciation expense	(53,773)	-
Accrued interest	-	25,251
Payment of principal	-	(51,567)
Payment of interest	-	(25,251)
As of September 30, 2023	354,333	329,485

Current	-	51,595
Non-current	354,333	277,890

(i) Lease liabilities and right-of-use assets were incremented with respect to variable lease payments that depend on an index or a rate, as a result of annual rental prices contractually adjusted by market inflation rate General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M.

(ii) During the nine months period ended on September 30, 2023, the Company increased scope of one lease contract with a corresponding liability in the amount of R$ 12,998.

The Group recognized rent expense from short-term leases and low-value assets of R$ 5,779 for three and nine months ended September 30, 2023 (2022 - R$ 2,801), mainly represented by leased equipment.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

12.	Property and equipment

	IT equipment	Furniture, equipment and facilities	Library books	Vehicles	Lands	Construction in progress	Leasehold improvements	TOTAL
As of December 31, 2022
Net book value	33,287	79,990	4,208	1,160	4,566	10,648	60,716	194,575
Cost	90,947	156,004	37,719	5,215	4,566	10,648	85,432	390,531
Accumulated depreciation	(57,660)	(76,014)	(33,511)	(4,055)	—	—	(24,716)	(195,956)

Purchases	7,840	11,328	454	—	—	6,842	461	26,925
Transfers	49	618	—	—	—	(8,159)	7,492	—
Disposals	(19,389)	(18,401)	—	(81)	—	(13)	—	(37,884)
Depreciation	11,337	6,393	(1,130)	(150)	—	—	(5,009)	11,441
As of September 30, 2023
Net book value	33,124	79,928	3,532	929	4,566	9,318	63,660	195,057
Cost	78,890	149,197	38,175	5,134	4,566	9,318	93,384	378,664
Accumulated depreciation	(45,766)	(69,269)	(34,643)	(4,205)	—	—	(29,724)	(183,607)

The Group performs its impairment test when circumstances indicates that the carrying value may be impaired or annually when required. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2022.

As of September 30, 2023, there are no significant changes to the assumptions used for the impairment test in the annual consolidated financial statements for the year ended December 31, 2022. Also, there has been no evidence that the carrying amounts of property and equipment exceed their recoverable amounts as of September 30, 2023.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

13.	Intangible assets

	Software	Internal project development	Trademarks	Operation licenses for distance learning	Licenses to operate medical courses	Non-compete agreements	Customer relationship	Teaching/ learning material - TLM	Goodwill	TOTAL
As of December 31, 2022
Net book value	60,071	64,721	393,863	1,458,209	55,454	250,378	261,190	21,168	1,862,589	4,427,643
Cost	141,237	97,306	437,390	1,458,209	55,454	283,242	395,220	33,928	1,930,042	4,832,028
Accumulated amortization and impairment	(81,166)	(32,585)	(43,527)	—	—	(32,864)	(134,030)	(12,760)	(67,453)	(404,385)

Purchase and capitalization	23,945	35,470	—	—	—	—	—	—	—	59,415
Transfer	20,873	(20,873)	—	—	—	—	—	—	—	—
Disposals	(550)	(47)	—	—	—	—	—	—	—	(597)
Amortization	(14,422)	(11,898)	(13,414)	—	—	(27,046)	(40,912)	(6,645)	—	(114,337)
As of September 30, 2023
Net book value	89,917	67,373	380,449	1,458,209	55,454	223,332	220,278	14,523	1,862,589	4,372,124
Cost	185,375	111,857	437,390	1,458,209	55,454	283,242	395,220	33,928	1,930,042	4,890,717
Accumulated amortization and impairment	(95,458)	(44,484)	(56,941)	—	—	(59,910)	(174,942)	(19,405)	(67,453)	(518,593)

Impairment test of indefinite-lived intangible assets

Goodwill, licenses for distance learning operation and licenses to operate medical courses are tested annually, and the last test was performed in December, 2022.

No evidence of the need to carry out a new test was identified during the nine months ended on September 30, 2023.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

14.	Loans and financing

On May 19, 2022, the company issued through its subsidiary Vitru Brasil, two series of debentures, the first series containing 500,000 bonds maturing between November 2023 and May 2024, and the second series containing 1,450,000 bonds maturing between May 2025 and May 2027. The nominal value of each bond of both series is R$ 1,000.00. The costs of transaction of this issue were R$ 44,149, the debentures are not convertible into shares.

On May 5, 2023, the Company granted, through its subsidiary Vitru Brasil, another series of debentures, containing 190,000 bonds maturing between May 2025 and May 2028. The face value of each bond is also R$ 1,000.00. The costs of transaction of this new issue were R$ 2,271, the debentures are not convertible into shares.

a)	Breakdown

			September 30,	December 31,
Type	Interest rate	Maturity	2023	2022
Debentures	CDI +2.9% and CDI +3.2% p.a	Nov/23 to May/28	1,847,902	1,620,246

Current			289,177	131,158
Non-current			1,558,725	1,489,088

b)	Variation

Loans and
financing
As of December 31, 2022	1,620,246
New issuances	179,590
Accrued interest	177,792
Payments	(129,726)
As of September 30, 2023	1,847,902

c)	Maturity

Loans and
financing
Maturity
2023	188,307
2024	100,869
2025	602,865
2026	602,865
2027	327,214
2028	25,782
As of September 30, 2023	1,847,902

15.	Labor and social obligations

	September 30,	December 31,
	2023	2022
Salaries payable	26,087	10,374
Social charges payable (i)	15,477	15,675
Accrued vacation and 13th salary	58,991	6,883
Accrual for bonus	29,713	9,522
Other	744	651
Total	131,012	43,105

(i) Comprised of contributions to Social Security (“INSS”) and to Government Severance Indemnity Fund for Employees (“FGTS”) as well as withholding income tax (“IRRF”) over salaries.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

16.	Accounts payable from acquisition of subsidiaries

2023
At the beginning of the year	507,361
Accrued Interest	24,848
As of September 30	532,209

Current	532,209
Non-current	-

On May 20, 2022, the Company completed the acquisition of 100% of Unicesumar and the amount paid in cash was R$ 2,162,500. The outstanding amount will be paid in one last installment, payable on May 20, 2024, and adjusted by the IPCA inflation rate in the first year and CDI + 3% in the second year.

17.	Contingencies

a)	Provision for contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

Liabilities	Civil	Labor	Total
As of December 31, 2022	4,539	24,643	29,182
Additions (i)	3,524	24,012	27,536
Accrued interest	22	223	245
Payments	(4,414)	(3,320)	(7,734)
Reversals	(147)	(10,212)	(10,359)
As of September 30, 2023	3,524	35,346	38,870

b)	Indemnification assets

The expected reimbursement for the provisions presented above are as follows:

Assets	Civil	Labor	Total
As of December 31, 2022	1,540	8,313	9,853
Additions (i)	677	18,153	18,830
Accrued interest	13	115	128
Realized	-	(2,831)	(2,831)
Reversals	-	(7,689)	(7,689)
As of September 30, 2023	2,230	16,061	18,291

(i) The additions to labor provisions mainly refer to labor lawsuits sentenced in the first instance during 2023, which had their risk reassessed from possible to probable. The net labor additions, considering the value of the provisioned risk and the expected reimbursement, is R$ 5.859.

c)	Possible losses, not provided for in the balance sheet

No provision has been recorded for proceedings classified as possible losses, based on the opinion of the Company's legal counsel. The breakdown of existing contingencies as of September 30, 2023, and December 31, 2022 as follows:

Possible losses	September 30, 2023	December 31, 2022
Civil	12,284	23,210
Labor	38,757	28,284
Tax	51,491	59,916
Total	102,532	111,410

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

18.	Equity
a)	Authorized capital

The Company is authorized to increase capital up to the limit of 1 billion shares, subject to approval of the Administration.

b)	Share capital

In 2023, the Company recognized the amount of R$ 10,397 and transferred the amount of R$ 5,083 from shared-based compensation reserves due to the issuance of 138,986 new shares regarding the exercise of SOP options.

As of September 30, 2023, the Company’s share capital is represented by 34,309,304 common shares of par value of US$ 0.00005 each. The Company has issued only common shares, entitled to one vote per share.

c)	Capital reserve

Additional paid-in capital

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the ordinary course of business.

Share based compensation

The capital reserve contains the reserve for share-based compensation programs, classified as settled with equity instruments, as detailed in Note 20.

The share-based payments reserve is used to recognize:

•	the grant date fair value of options issued to employees but not exercised.
•	the grant date fair value of shares issued to employees upon exercise of options.

Treasury shares:

Buyback program

On May 11, 2023, the Company’s board of directors approved a share buyback program. The Company may repurchase up to 500,000 of its outstanding common shares in the open market, based on prevailing market prices, beginning on May 11, 2023, until the earlier of the completion of the repurchase, depending upon market conditions.

During the nine month period ended September 30, 2023, the Company repurchased 68,672 shares with a cash outflow of R$ 5,332.

d)	Dividends

The Company currently intends to retain all available funds and any future earnings, if any, to fund the development and expansion of the business and did not pay any cash dividends in the nine months ended September 30, 2023, and do not anticipate paying any in the foreseeable future.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

19.	Earnings per share
19.1.	Basic

Basic earnings per share is calculated by dividing the net income attributable to the holders of Company’s common shares by the weighted average number of common shares held by stockholders during the year.

The following table contains the earnings (loss) per share of the Company for three and nine months ended September 30, 2023 and 2022 (in thousands except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
Basic earnings per share	2023	2022	2023	2022
Net income (loss) attributable to the shareholders of the Company	(2,785)	35,806	140,491	80,603
Weighted average number of outstanding common shares (thousands)	33,821	28,612	33,774	25,769
Basic earnings (loss) per common share (R$)	(0.08)	1.25	4.16	3.13

19.2.	Diluted

As of September 30, 2023, the Company had outstanding and unexercised options to purchase – 1,858 thousand (2022 –- 2,152 thousand) common shares which are included in diluted earnings per share calculation.

	Three Months Ended September 30,		Nine Months Ended September 30,
Diluted earnings per share	2023	2022	2023	2022
Net income (loss) attributable to the shareholders of the Company	(2,785)	35,806	140,491	80,603
Weighted average number of outstanding common shares (thousands)	33,821	31,615	35,632	27,921
Diluted earnings (loss) per common share (R$)	(0.08)	1.13	3.94	2.89

20.	Shared-based compensation

The Group offers to its managers and executives two Share Option Plans with general conditions for the granting of share options issued by the Company to the participants appointed by the Board of Directors who, at its discretion, fulfill the conditions for participation, thereby aligning the interests of the participants to the interests of its stockholders, so as to maximize the Group's results and increase the economic value of its shares, thus generating benefits for the participants and other stockholders. It also provides participants with a long-term incentive, increasing their motivation and enabling the Group to retain quality human capital.

Participants from both plans have the right to turn all vested options into shares upon payment in cash, paying the Option Exercise Price as defined in the respective program that each participant is associated. The difference between the stipulated price in the program and the fair value of the share at the measurement date is recorded as equity.

Participants from the first plan shall have the right to require the Company to acquire all shares under its ownership to be held in treasury or for cancellation, upon payment, in cash, of the Put Option Exercise Price, for a given period as from the last Vesting Date, provided that no exit event has occurred up to the end of said period.

When all conditions applicable to the buyback of shares provided for in applicable laws and/or regulations are met, the Company shall pay the Participant the price equivalent to a certain amount of multiples of the Company's EBITDA minus the Net Debt, as set forth in each grant program, recorded as a liability.

The expense recognized for employee services received during the period is as follows:

	Nine Months Ended September 30,

Expense arising from share-based payment transactions	2023	2022
Cash-settled - first plan	(12,155)	(8,296)
Equity-settled - first plan	2,321	13,548
Equity-settled - second plan	4,800	2,581
Total	(5,034)	7,833

The fair value of cash-settled transactions was calculated based on discounted cash flows. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

21.	Related parties

	Balance Sheet		Profit or loss
	September 30,	December 31,	Nine months ended September 30,
	2023	2022	2023	2022
Leases
SOEDMAR - Sociedade Educacional De Maringa Ltda.
Right-of-use assets	164,195	160,230
Depreciation expense			(4,298)	(5,054)
Lease liabilities	169,294	165,089
Interest on lease			(9,477)	(13,061)
WM Administração e Participações Ltda
Right-of-use assets	164,843	2,845
Depreciation expense			(2,825)	(255)
Lease liabilities	171,650	2,942
Interest on lease			(13,117)	(268)

As a result of the business combination with Unicesumar, the Company has a lease agreement with companies related to members of the administration: The object of the contract is the Unicesumar Campus located in the city of Maringá-PR and is valid for 20 years from the closing date of the business combination:

In addition to the lease, as a result of the business combination with Unicesumar, the Company has a liability to pay for the acquisition of subsidiaries from members of the Company's management and board. The debt value was adjusted by the IPCA inflation rate until May 2023 and is currently updated by CDI + 3% and matures in May 2024.

	Balance Sheet		Profit or loss
	September 30,	December 31,	Nine months ended September 30,
	2023	2022	2023	2022
Payables from acquisition of subsidiaries
Accounts payable to selling shareholders	154,554	147,338
Financial expenses			(7,216)	(1,458)

The Company also make monthly donations to ICETI – Instituto Cesumar de Ciência, Tecnologia e Inovação.
The Institute has, among its institutional purposes and objectives, the support, development and promotion of education, research, development, innovation and technology projects, bringing together actions, programs and activities for this purpose. Some management members form the Company also help administrate the ICETI.

	Balance Sheet		Profit or loss
	September 30,	December 31,	Nine months ended September 30,
	2023	2022	2023	2022
Donations
ICETI - Instituto Cesumar de Ciência, Tecnologia e Inovação
Other income (expenses), net			(2,671)	-

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

22.	Revenue

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Gross amount from services provided	653,047	512,857	1,908,071	1,138,703
(-) Cancellation	(24,847)	(5,511)	(70,359)	(13,648)
(-) Discounts	(51,091)	(33,658)	(132,800)	(68,287)
(-) ProUni scholarships (i)	(72,457)	(59,585)	(202,228)	(141,180)
(-) Taxes and contributions on revenue	(16,687)	(13,276)	(49,000)	(28,955)
Net revenue	487,965	400,827	1,453,684	886,633

Timing of revenue recognition
Transferred over time	482,863	397,623	1,437,448	872,911
Transferred at a point in time (ii)	5,102	3,204	16,236	13,722
Net revenue	487,965	400,827	1,453,684	886,633

(i) Scholarships granted by the federal government to students under the ProUni program are based on a fixed percentage approved by the government upon each student’s request and deducted from tuition gross amount from services provided during the entire duration of such student's undergraduate studies (regardless of the tuition fee set out in the service contract) and as long as the student continues to comply with the scholarship requirements imposed by the government for each semester during the undergraduate course. The Group recognizes the economic benefits from the ProUni scholarships as tax deductions, as applicable, following the policies described in Note 7.

(ii) Revenue recognized at a point in time relates to revenue from student fees and certain education-related activities.

The Company`s revenues from contracts with customers are all provided in Brazil.

In three and nine months ended September 30, 2023, the amounts billed to students for the portion to be transferred to the hub partner, in respect to the joint operations, are R$ 136,934 and R$ 383,896896 (2022 – R$ 102,862 and 235,135). As of September 30, 2023, the balance payable to the hub partners is R$ 32,492 (December 31, 2022 - R$ 43,676).

23.	Costs and expenses by nature

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Payroll (i)	173,753	133,173	439,815	290,859
Sales and marketing	66,620	45,498	184,178	119,753
Depreciation and amortization (ii)	50,727	51,900	156,669	98,007
Consulting and advisory services	18,481	8,617	60,866	45,735
Material	5,063	11,675	24,769	23,905
Maintenance	6,132	9,676	23,804	22,074
Utilities, cleaning and security	8,564	3,970	30,781	9,613
Other expenses	8,218	12,216	27,461	24,340
Total	337,558	276,725	948,343	634,286

Costs of services	167,546	168,859	494,401	351,909
General and administrative expenses	76,800	38,262	191,859	122,975
Selling expenses	93,212	69,604	262,083	159,402
Total	337,558	276,725	948,343	634,286

(i) Payroll expenses include for nine months ended September 30,2023, was R$ 444,849 (2022 – R$ 292,602) related to salaries, bonuses, short-term benefits, related social charges and other employee related expenses, and R$ (5,034) (2022 – R$ (1,743)) related to share-based compensation.

	Three Months Ended September 30,		Nine Months Ended September 30,
Depreciation and amortization (ii)	2023	2022	2023	2022
Costs of services	19,821	20,970	59,251	51,191
General and administrative expenses	17,160	17,009	56,160	26,768
Selling expenses	13,746	13,921	41,258	20,048

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

September 30, 2023 and 2022.

(In thousands of Brazilian Reais, except as otherwise indicated)

Total	50,727	51,900	156,669	98,007

24.	Other income (expenses), net

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Deductible donations	(2,671)	(775)	(2,671)	(1,217)
Contractual indemnities	(3)	(184)	(1)	(208)
Modification of lease contracts	185	297	353	554
Other revenues	2,045	1,755	2,420	3,220
Other expenses	(1,779)	(3,898)	(3,034)	(4,176)
Total	(2,223)	(2,805)	(2,933)	(1,827)

25.	Financial results

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Financial income
Interest on tuition fees paid in arrears	6,831	9,351	20,393	19,997
Financial investment yield	13,728	9,028	21,951	23,974
Foreign exchange gain	(35)	1,173	2,598	4,895
Other	553	22	802	186
Total	21,077	19,574	45,744	49,052

Financial expenses
Interest on accounts payable from acquisition of subsidiaries	(5,383)	(7,449)	(24,848)	(26,715)
Interest on lease	(9,823)	(9,123)	(25,250)	(19,391)
Interest on loans and financing	(63,710)	(68,506)	(177,792)	(101,877)
Foreign exchange loss	(1,360)	(812)	(3,564)	(4,586)
Other	(6,477)	(4,943)	(18,606)	(15,004)
Total	(86,753)	(90,833)	(250,060)	(167,573)

Financial results	(65,676)	(71,259)	(204,316)	(118,521)

26.	Other disclosures on cash flows

Non-cash transactions

In the nine months ended September 30, 2023:

The amount of R$ 57,713 (2022 - R$ 18,040) regarding additions (new contracts and re-measurement by index) on right-of-use assets, was also added in the lease liabilities line item.

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